Exhibit 99.1

October 17, 2014

Dear Shareholders:

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of InterXion Holding N.V. (the “Company”), to be held on Monday, November 10, 2014, beginning at 9:00 CET at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk , The Netherlands.

Information about the meeting and the various matters on which the shareholders will vote is included in the Notice of Meeting and Proxy Statement which follow. Also included is a proxy card and postage-paid return envelope. Please sign, date and mail the enclosed proxy card in the return envelope provided, as promptly as possible, whether or not you plan to attend the meeting.

Sincerely,

David C. Ruberg
Chief Executive Officer

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF INTERXION HOLDING N.V.:

October 17, 2014

Notice is hereby given that the Extraordinary General Meeting of Shareholders of InterXion Holding N.V. will be held on Monday, November 10, 2014, beginning at 9:00 CET at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, for the following purposes:

Opening of the meeting.

(1)	To appoint a non-executive director.

Closing of the meeting.

The Company’s board of directors recommends a vote FOR proposal (1) above.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be held on November 10, 2014: The Proxy Statement is available at www.interxion.com.

Copies of the agenda for the Extraordinary General Meeting and related documents may be obtained free of charge at the Company’s offices in Schiphol-Rijk, The Netherlands, by shareholders and other persons entitled to attend the meeting and their representatives as of the date hereof until the close of the Extraordinary General Meeting. Copies of these documents are also available on the Company’s website (www.interxion.com).

Our board of directors has determined that all holders of the ordinary shares of the Company as of the close of business on October 13, 2014 according to American Stock Transfer & Trust Company’s share register or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, are entitled to attend and vote at the Extraordinary General Meeting and any adjournments thereof.

In accordance with our articles of association, shareholders must inform the Company in writing of their intention to attend the Extraordinary General Meeting, and the Company must receive such notice by November 3, 2014 before 17:00 Central European Time. Notice to attend the Extraordinary General Meeting should be sent to: Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 Central European Time November 3, 2014. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Extraordinary General Meeting is permitted only after verification of personal identification.

If you do not plan to attend the Extraordinary General Meeting, please complete, date and sign the enclosed proxy and return it promptly in the enclosed envelope, which needs no postage if mailed in the United States. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

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By Order of the Board of Directors,

David C. Ruberg

Chief Executive Officer